Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com


10015124

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

January 20, 2010

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure document of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound pages.

We ask that you kindly confirm receipt of this document by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

dlw 1/28

SCHEDULE

Press Releases

1. Security holders documents – English, January 5, 2010.

CORPORATE ACCESS NUMBER: 2015091552

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

CALFRAC WELL SERVICES LTD.
IS THE RESULT OF AN AMALGAMATION FILED ON 2010/01/01.


REGISTRAR OF
CORPORATIONS

BUSINESS CORPORATIONS ACT

Alberta

Articles of Amalgamation

1. Name of Amalgamated Corporation

CALFRAC WELL SERVICES LTD.

2. The classes of shares, and any maximum number of shares that the corporation is authorized to issue:

One class of shares, to be designated as "Common Shares", in an unlimited number.

3. Restrictions on share transfers (if any):

None.

4. Number, or minimum and maximum number of directors:

Not less than 3 directors and not more than 15 directors.

5. If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

None.

6. Other provisions (if any):

The attached Schedule of Other Provisions is incorporated into and forms part of this form.

7. Name of Amalgamating Corporations	Corporate Access Number
Calfrac Well Services Ltd.	2010985915
Century Oilfield Services Inc.	2011852874



4. DATE	SIGNATURE	TITLE
January 1, 2010		Vice-President, General Counsel & Corporate Secretary

REGISTERED ON THE ALBERTA REGISTRIES CORES SYSTEM

JAN 01 2010

SCHEDULE OF SHARE CAPITAL

The Class A Common Shares of Calfrac Well Services Ltd. ("the Corporation") shall be called "Common Shares" and shall have attached thereto the following special rights and restrictions:

(a) Voting The holders of the Common Shares or a fraction thereof shall be entitled to receive notice of or to attend and vote at all meetings of the shareholders of the Corporation.

(b) Dividends Subject to the rights of holder of any other class of shares, the holders of the Common Shares shall in each year, in the discretion of the directors, be entitled out of the monies lawfully available for dividends to pay such non-cumulative, non-preferential dividends payable at such times and in such amounts as may be determined in the absolute discretion of the Directors from time to time.

(c) Liquidation, Dissolution or Winding-Up Subject to the rights of the holders of any other class of shares, in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation shall be distributed rateably to the holders of the Common Shares.

SCHEDULE OF OTHER PROVISIONS

In addition to, and without limiting such other powers which the Corporation may by law possess, the directors of the Corporation may without authorization of the shareholders:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation; and

(c) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

Amalgamate Alberta Corporation - Registration Statement

Alberta Registration Date: 2010/01/01

Corporate Access Number: 2015091552

Service Request Number: 14085560
Alberta Corporation Type: Named Alberta Corporation
Legal Entity Name: CALFRAC WELL SERVICES LTD.
French Equivalent Name:
Nuans Number:
Nuans Date:
French Nuans Number:
French Nuans Date:

REGISTERED ADDRESS
Street: 4500, 855 - 2ND STREET S.W.
Legal Description:
City: CALGARY
Province: ALBERTA
Postal Code: T2P 4K7

RECORDS ADDRESS
Street: 411 - 8TH AVENUE S.W.
Legal Description:
City: CALGARY
Province: ALBERTA
Postal Code: T2P 1E3

ADDRESS FOR SERVICE BY MAIL
Post Office Box:
City:
Province:
Postal Code:
Internet Mail ID:

Share Structure: ONE CLASS OF SHARES, TO BE DESIGNATED AS "COMMON SHARES", IN AN UNLIMITED NUMBER.

Share Transfers

Restrictions:	NONE.
Number of Directors:	
Min Number Of Directors:	3
Max Number Of Directors:	15
Business Restricted To:	NONE.
Business Restricted From:	NONE.
Other Provisions:	THE ATTACHED SCHEDULE OF OTHER PROVISIONS IS INCORPORATED INTO AND FORMS PART OF THIS FORM.
Professional Endorsement Provided:	
Future Dating Required:	
Registration Date:	2010/01/01

Director

Last Name:	MATHISON
First Name:	RONALD
Middle Name:	P.
Street/Box Number:	400, 407 - 8TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 1E5
Country:	
Resident Canadian:	Y
Named On Stat Dec:	

Last Name:	BLAIR
First Name:	JAMES
Middle Name:	S.
Street/Box Number:	1600, 444 - 5TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2T8
Country:	
Resident Canadian:	Y
Named On Stat Dec:	

Last Name:	FLETCHER
First Name:	GREGORY

Middle Name: S.
Street/Box Number: 1200, 707 - 7TH AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 3H6
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: LAMBERT
First Name: MARTIN
Middle Name: A.
Street/Box Number: 400, 407 - 8TH AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 1E5
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: SWINTON
First Name: R.
Middle Name: TIMOTHY
Street/Box Number: 61 EDELWEISS POINT N.W.
City: CALGARY
Province: ALBERTA
Postal Code: T3A 4N5
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: RAMSAY
First Name: DOUGLAS
Middle Name: R.
Street/Box Number: 411 - 8TH AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 1E3
Country:
Resident Canadian: Y
Named On Stat Dec: Y

Last Name: AGUILAR
First Name: FERNANDO
Middle Name:
Street/Box Number: 10300 TOWN PARK DRIVE
City: HOUSTON
Province: TEXAS
Postal Code: 77072
Country:
Resident Canadian:
Named On Stat Dec:

Amalgamating Corporation

Corporate Access Number	Legal Entity Name
2010985915	CALFRAC WELL SERVICES LTD.
2011852874	CENTURY OILFIELD SERVICES INC.

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2010/01/01
Other Rules or Provisions	ELECTRONIC	2010/01/01
Statutory Declaration	10000801000210772	2010/01/01

Registration Authorized By: JOEL S. GAUCHER
SOLICITOR